

August 7, 2012

Via E-Mail
Jeffrey Rassas
CEO and President
Crown Dynamics Corp.
8399 E. Indian School Rd.
Suite 202
Scottsdale, AZ 85251

> **Re:** **Crown Dynamics Corp.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for the quarterly period ended March 31, 2012**
> **Filed May 21, 2012**
> **Form 8-K12G3/A dated March 20, 2012**
> **Filed June 11, 2012**
> **File No. 333-169501**

Dear Mr. Rassas:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2012

Note 12. Business Combination, page 14

1. We refer to your response to prior comment five. In light of your conclusion that Airware is the acquirer in the merger with Crown Dynamics, please assist us with the following:

- Tell us how you intend to account for the merger and explain the basis in GAAP for your determination.
- Tell us whether you believe the transaction is a business combination as described in FASB Codification Topic 805. Clarify whether you believe Crown Dynamics was a business at the time of the merger and explain how your conclusion considers the guidance from FASB ASC 805-10-55-4 through 805-10-55-9.
- Tell us how you will account for any intangible assets identified in acquisition accounting and support your determination in GAAP. Also, address impairment considerations from FASB Codification Topic 350. In that regard, we note that you have informed us that you do not plan to pursue the technologies subject to the license agreement between Crown Dynamics and Zorah LLC.
- Tell us how and when you plan on revising prior filings to reflect the revised accounting conclusion on the merger, as described in your response dated July 30, 2012.

Please also be aware that you should file an Item 4-02 Form 8-K if and when you determine that prior financial statements should no longer be relied upon. Refer to the instructions to Form 8-K for further guidance.

Form 8-K12G3/A filed on June 11, 2012

2. We note that the Form 8-K12G3/A filed on June 11, 2012 was signed by Mr. Steve Aninye as the Chief Executive Officer. Since Mr. Aninye resigned from the company on June 7, 2012, please tell us why you should not amend the Form 8-K to include the signature of Jeffrey Rassas, the Chief Executive Officer as of the date the 8-K amendment was filed.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief

cc: Luke C. Zouvas, Esq. (via E-mail)